UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of July, 2002.

IGN Internet Global Network Inc.
**(Translation of registrant's name into English)**

1304 – 925 West Georgia St., Vancouver, B.C. V6C 3L2
**(Address of principal executive office)**

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] ☐ Yes ☐ No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-3679

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGN Internet Global Network Inc.
(Registrant)

Date: July 5, 2002

Mr. Peeyush K. Varshney, Director

# IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

July 4, 2002
*(No.02-07-03)*

## Inactive Designation

Vancouver, BC (July 4, 2002) – IGN Internet Global Network Inc. (NASD OTC BB: IGNIF; TSX VE: IGN) announces that further to the TSX Venture Exchange's (the "Exchange") bulletin dated June 20, 2002, the Company has been designated as Inactive effective June 21, 2002, in accordance with Policy 2.6. A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

In accordance with Policy 2.6, Section 3, there are restrictions placed on a company that has been designated Inactive, including: the company may not grant new stock options, its insiders may not exercise previously granted stock options, and the company may not accrue aggregate management fees of more than $2,500 per month.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR. A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company, within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.

On behalf of the Board of Directors,

***"Praveen K. Varshney"***

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com